Filed by Northern Genesis Acquisition Corp. II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Northern Genesis Acquisition Corp. II

Commission File No. 001-39881

This filing relates to the proposed merger involving Northern Genesis Acquisition Corp. II (“Northern Genesis 2”) with Embark Trucks Inc. (“Embark”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 22, 2021.

On July 14, 2021, the CEO of Embark, Alex Rodrigues participated in a live podcast on Public.com. A copy of the transcript of this interview is set forth below.

Public Live with Dion Rabouin- 7/13/21

Dion Rabouin 0:00

The CEO of Embark Alex thanks so much for being with us on Public Live.

Alex Rodrigues 0:03

Thanks for having me Dan

Dion Rabouin 0:05

Yeah and, and this is I think a very interesting space a lot of folks have heard a lot about what Tesla’s doing, what Waymo’s doing and that’s the self-driving car space, but you are in the self-driving truck space, and that’s not you know your Dodge Ram pickup, that’s the big trucks that are driving around getting materials to us, bringing things off those cargo ships and delivering us all the things we need. Whether it’s stuff from Amazon or you know moving things around the country, but you are not actually in the truck space I’ve heard you say in a couple of interviews that you don’t want to build trucks you don’t want to operate trucks, what you built is actually the software to make these trucks drive themselves so if you could walk me through Embark tell me what the company is what you do, and how you’re separating yourselves in this space.

Alex Rodrigues 0:58

Yeah, so, like you mentioned, this is a, this is not your f 150s this is 18 Wheeler semi-trucks, and it’s really kind of a less thought about piece of the automotive industry but hugely influential, you know, a couple quick stats, the US trucking market is $700 billion, and moves 70 percent of all the goods that get delivered. That’s literally everything from, you know, your car to food to electronics. So its this hugely influential space. And it’s a space that people really haven’t focused on when it comes to self-driving and so my background is robotics I spent, coming up on 15 years working on robotics, including building the first self-driving vehicle to operate on public roads in Canada. And so, five years ago when we started Embark. We were really looking at the overall ecosystem of self-driving, and nobody was looking at self-driving trucks every all the focus and interest was on what’s called Robo taxis or this, this car, self-driving concept and what we thought is that there’s a really great fit myself when I say we I mean myself and my co-founder Brandon Moak that there’s a really great fit between what the technology can actually do based on our experience in robotics and the business that can really create a lot of value here and what I mean by that is the reason, self-driving trucks are so interesting is because we’re able to take a route. This is, let’s say for example, 1,500-mile route between two cities in the Sunbelt, and instead of having that happen with a single human driver over the course of a few days. What we do is we have the first and last mile is done by someone in a regular truck just driving to the destination, but then they drop it off near the freeway, or what we call a transfer point, and then the driverless truck is able to do the pick up the trailer from there and take it, you know, 1,480 of the 1,500 miles, and then drop it off at the destination city and so what you’re able to do here is create a huge amount of value makes you make faster, more fuel efficient, safer, while at the same time playing to the strengths of the this technology which is doing long, boring consistent driving as opposed to needing to go and deal with double parked cars in downtown San Francisco.

Public Live with Dion Rabouin- 7/13/21

Dion Rabouin 3:29

Yeah, no real quick question, I can understand how this would be more efficient because these trucks can drive all night they don’t need to stop to use the bathroom get food, things like that, how are they more, how is this making trucking more fuel efficient.

Alex Rodrigues 3:42

Yeah. So I guess one of the things that is, is maybe less well known is how much of a role speed and speed control plays in fuel efficiency. And so we’re really able to drive. There’s been some studies on it we estimate about 10% better fuel efficiency out of these trucks. And that comes from the fact that you’re able to control speed better when you’re in traffic, and you’re able to set a speed that’s more fuel efficient over long distances because you’re not stopping to take breaks. And so needing to sort of make that time back up.

Dion Rabouin 4:17

Gotcha. And you guys have already secured a SPAC deal but the company is not yet public. Talk to me about that.

Alex Rodrigues 4:26

Yeah, so Embark is the longest running, self driving truck after that, in terms of testing these vehicles on public roads in the US. So we’ve been at this a long time and have really seen a lot of different iterations, I think we’re at a really unique spot now in the lifecycle of the company where that five years of research and development has built a truck that can drive end to end city to city, without any human involvement, so there’s still a safety driver behind the wheel, but the core driving tech is able to drive end to end I think now we really made over the last 12 months or so, really made that that inflection point to start focusing on commercializing it. And so that ended up being a great moment for us to also look at, you know, what are the different options for funding the company and so Embark has been over the years, funded by really top tier private technology investors. And of course we could have taken that path but when we started to look at sort of the other options I think there were two really attractive pieces for us about doing a SPAC process. One is that we’re able to fully fund the business we’re raising $614 million between the trust account, and the and the $200 million pipe. And between those two that fully funds the business through to commercialization and so that was really exciting to us to have a war chest that lets us focus on the technology and the commercialization and also the opportunity to work with great partners so we’re merging with Northern Genesis Two, which is run by Chris Jarratt and Ian Robertson, super talented guys. Northern Genesis One did a merger with a company called Lion Electric, that has performed incredibly well. And I think that that really demonstrated to us, their ability to price companies well to identify winners, and ultimately drive a lot of value in, in the public markets.

Public Live with Dion Rabouin- 7/13/21

Dion Rabouin 6:28

Yeah, and really quickly I want to just step back and talk about the SPAC process, the company that you merged with, they basically debuted a SPAC and it’s a public company it’s on the NYSE, and then what they do is they actually find a company like yours, and they say okay now this company is going to be what actually goes public, and then people who were invested in that SPAC. They are now invested in your company through this process. Can you give us a little maybe a little hint or you can tell us when is this, when is Embark actually becoming public?

Alex Rodrigues 7:04

Yeah, so, Northern Genesis is publicly traded Northern Genesis Two the ticker is NGAB on the New York Stock Exchange is publicly traded today. So, when you look at this, the SPAC entity it’s been publicly traded through this whole process, and will continue to do so. And then, I can’t give this specific date but later this year, we anticipate the merger closing, at which point the Embark the private company will end up merging in with Northern Genesis. And those same shares will continue to trade throughout the whole time. So when you look at the performance of NGAB’s stock that is effectively tied in at this point. With that merger occurring and then how Embark is continuing to commercialize our technology.

Dion Rabouin 7:57

Yeah, okay. So you can’t say when exactly you say sometime later this year, maybe fall or a little winter.

Alex Rodrigues 8:03

Yeah, I can’t say exactly, we just filed our S4 last week, and that’s the maximum amount of detail I can give.

Dion Rabouin 8:12

I’m trying, I’m trying to get you to break a little news on public live you know let our public know when they can actually, you know, when does this actually happen. But I understand I understand you’ve got a lot of people that are, you know that have this process. They’re watching you very closely so I get it, but let me, let me ask you this because you talk you know you’ve been, you’re one of the first to debut you’ve been you’ve had this company for five years you say you’ve been working robotics for 15 years, so it makes you sound like an old man you’re 25 years old, you’re one of the younger CEOs out there.

Public Live with Dion Rabouin- 7/13/21

Alex Rodrigues 8:44

Yeah. Yeah, that’s true, I think, in some, in some sense, obviously, taking a company public at 25 is a pretty, pretty crazy experience for me. The focus has been on, on robotics basically my whole life and so I think it’s really cool to see that coming to coming to fruition here. And it’s one of the reasons that it’s been great for us to partner with really high quality operators and technology investors whether that was Sequoia Capital when we were private or it’s Ian and Chris from Northern Genesis who, you know, I’ve run a public company. This will be my first public company, but even Chris ran Algonquin power he traded it up to $12 on the New York Stock Exchange and so these guys have, have seen this story before and I think it’s one of the reasons it’s great to be able to have some folks in your corner who have done this a few times in the past.

Dion Rabouin 9:43

Yes, Sequoia Capital and Tiger Global also involved in this. So, the other thing I want to ask you about is the competition because I think for folks who are just getting introduced to the self-driving trucks base, I mean like oh this is a novel idea but actually there are a couple competitors in your space, most notably the company Plus formerly Plus AI and Two Simple, which is already public. Plus I think is going through a SPAC similar to your company. And they’ve also got a partnership with Amazon to buy at least 1000 self-driving trucks. So I know when a lot of folks they see oh when Amazon gets involved, that’s it game over. Why is it that folks you know if they’re doing their research, doing their homework and see that, am, or Plus your competitor has Amazon their side. They shouldn’t be worried or they should still consider maybe down the road or right now investing in Embark.

Alex Rodrigues 10:37

Yeah, I think we’re certainly excited to see big folks like Amazon, spend money in the space, demonstrating the level of excitement from big shippers and carriers, I think, for Embark. Our focus has been on bringing in names that are the most important in the trucking industry. And I think we’ve been really, really successful at doing that. So if we look at our, our partner program that, that we’ve been sort of slowly laying the breadcrumbs for over the course of this year. That includes HP, AB InBev, Knight Swift, Werner Enterprises, Misia Valley Bison Transport collectively about 30,000 trucks and $20 billion of freight spend every year. So, I guess I would say I’m really excited to see, you know, big brand tech names getting involved and Embark has built what we think is the most complete partner program that actually brings in sort of the top fleets and shippers who are the ultimate customer for our product, which also I think ties in a little bit to Embark’s other big differentiation, which is the focus on an asset light model. And you mentioned this at the beginning, but instead of trying to do everything from top to bottom. Embark is really focused on building great software and then partnering with big names in trucking like like I just mentioned, who are the owners and operators of the truck and that lets us be incredibly scalable, in a way that I think is sort of one of the key assets of the company.

Public Live with Dion Rabouin- 7/13/21

Dion Rabouin 12:24

Yeah skill will certainly and also it keeps your costs down, I would imagine, right?

Alex Rodrigues 12:28

Yeah, I think we’re, we have a track record of being incredibly disciplined with spending and that’s one of the reasons that we can say really confidently that sort of this, this transaction is the full war chest to be able to take us through to commercialization.

Dion Rabouin 12:38

And now one thing that I thought was interesting is looking over your financials. I’m wondering do you guys have revenue projections yet for either this year, 2022 or 2023. Because most recently, or at least the most recent info I saw only has those revenue projections starting in 2024, whereas your competitors at least Plus, they’ve already started with delivery of autonomous trucks in the US and in China.

Alex Rodrigues 13:02

Yeah, so I guess what’s important to clarify here Dion is, is what type of product we’re talking about. Yeah, and Embark’s focus is on building a full self-driving truck which can operate without somebody inside, and are, as you mentioned, our target is to bring that to market with our, with some of the biggest fleets in the country in 2024. We, and that’s the earliest year that anybody’s talking about doing this and so there are other people who have other lines of business that raised that are sort of bringing money in in other areas. But Embark really tries to be focused. And so we think focusing on that level four capability is really where the value is being created and 2024 is an industry leading date to be doing that.

Dion Rabouin 13:55

Okay, gotcha, I understand that. Another thing that you guys did I think this was the splashy announcement you announced that former US Secretary of Transportation Elaine Chao has been added to your board of directors, and that’s certainly you know Elaine Chao is a name that folks recognize, sometimes for good sometimes for bad obviously she was part of the Trump administration. She’s married to Senator Mitch McConnell, I wonder about that decision because you’ve got some folks in this very polarized political climate who say, oh well you know I like Trump so I want to go invest in this company that’s sort of tied in one way to know that to her and you’ve got other folks who might say, oh they’ve got some more from the Trump administration, you know I’m very conscious about where I put my dollars I feel like my investments represent me. I’ve certainly seen a lot of that on public here. What do you say to those folks who maybe aren’t so excited about you adding them for member of the Trump administration to your, your organization in your board.

Public Live with Dion Rabouin- 7/13/21

Alex Rodrigues 14:51

Yeah, we’re super excited to have the Secretary on the board of directors and for us, this wasn’t really a political decision so much as much as it was a decision ultimately about safely getting these trucks on the road, as soon as possible and Secretary Chao was the secretary of transportation in the Trump administration. She was also the Secretary of Labor for eight years. Prior to that in previous administrations. She’s been on the board have a number of major public companies including Dole Foods, Wells Fargo, so she’s been around for a long time she has incredible level experience. And when we brought her onto the board, We were looking at was her incredible experience as a high quality board person on public boards of directors who knew how to run these types of companies, somebody who has deep experience both with labor, as well as with transportation and can help navigate those important issues for the company, and who ultimately, we think is a really highly respected person on both sides of the hill, she was confirmed in the most recent case with over 90 votes in the Senate Democrat and Republican. And so we didn’t bring her in to make a political statement we brought her in because we’ve worked with her for the last four years. Now we think she’s spectacularly talented both regulator and company runner.

Dion Rabouin 16:13

Gotcha. All right, well that’s a that’s a solid answer. Let me switch gears a little bit and get back to the tech because, as you said you’re not building trucks, you’re building this tech. Can you talk about the timelines or how and how patient investors are going to need to be with your rollout, I mean, are there things that people are going to be able to see, you know, the, the name will become public later this year, as you said, but once that happens, what’s that rollout going to look like and how are you going to keep investors, you know satisfied or sated who were, you know in this current climate we live in where everyone wants everything now or last week, and you’ve got plans to get this kicked off in 2024 What’s your plans for unrolling the tech or for those years in between and making sure that investors are feeling confident about the company.

Alex Rodrigues 17:03

Yeah, it’s a great question. Embark has been over the history of the company have been an incredibly disciplined company when it comes to making forecasts, I think that stands in contrast to a lot of it, an industry that that has been built on hype. But if you go back and look at sort of my public statements through the history of the company people would ask, you know when, when will you be ready, how will we know, and we always said, you know, we like to be very thoughtful when we make these statements and when, when we have line of sight to deployment, we’ll let you know. And that meant that how a lot of people in self driving approached it and I think, reflects a little bit of my Canadian-ness this little bit of, of trying to be pretty disciplined, but we feel really good about the tech progress and it’s not like we’re going to be out of sight, we’re going to be out, sort of as he we have a 16 capability roadmap, of which 11 are complete and five kind of sit between us and, and a full commercial product in our in our partners fleets. And so you’re going to be hearing from us on a regular cadence, showing off these new capabilities have in the that we have in the hopper. And these are things that nobody else is, is really even tackling yet things like dealing with inspections or interacting with emergency vehicles. And so really sophisticated capabilities that are both important and something that Embark is kind of leading the way on and I think provide that. That clarity so that you’re not. You’re not waiting to hear from me until 2024 You’ll be hearing from me all the time as we head along.

Public Live with Dion Rabouin- 7/13/21

Dion Rabouin 18:47

All right let’s beautiful thing. Alex the last question I’ll ask you is just about the landscape and self-driving AI, I think a lot of people are really excited about this but, as you’ve said a number of times on this conversation and I think is, you know, folks like Elon Musk and others have stressed like you got to be patient, but investors don’t want to be patient. What are your thoughts about the rest of the landscape for AI and self-driving, obviously there’s been a lot of expectations placed on Tesla Ubers in the space Waymo, what are your big thoughts about where the industry is right now?

Alex Rodrigues 19:24

Yeah, I think I’ve been a little bit of a contrarian, in this industry for a long time. Certainly when we first started Embark and we said, you know, we’re not going to try and do everything, we’re going to focus very specifically, in a very disciplined way on this one problem of highway driving for trucks. A lot of people, a lot of people laughed at that and said that didn’t, you know, we weren’t thinking big enough, and I thought sexy, it’s not sexy enough right and not only is it a specific application at the real business proposition but, but it’s also in trucks so people. Yeah, people don’t want to pay attention but I think my view on, on the overall AI space is this incredibly powerful technology, obviously, if you look at a lot of the applications. This is really going to be transformative. But the key to being able to deliver a real business proposition, and this is what I’ve thought the whole time, is understanding how to slice off a piece of the cake or a piece of the pie that’s addressable. And I think that if I, as an investor looking to see which companies are doing a good job of that and some companies are out there. They’re basically glorified science fair projects that have managed to get a lot of funding.

Dion Rabouin

Oh shots fired by Alex, kinda reckless right now do you want to name some names?

Alex Rodrigues

We will be careful let you interpret that how you will, but, but I think, you know, those who have been disciplined, who’ve been focused and who’ve spent the time and the energy are closing in on some, some really huge markets and as much as people sort of laughed at the trucking concept when we kicked it off. People now realize, you know this is a $700 billion industry it’s going to have a real, real impact. Maybe I’ll close with there was a study that the Department of Transportation released earlier this year that analyzed driverless trucks, and the study looked at, you know, how is this going to impact all these different industries, manufacturing, retail, also the whole supply chain. And they estimate the driverless trucks will lead to an average increase in US workers wages across all industries, an average of $200 per year. As a result of this technology. So you look at the impact that’s going to have on people’s lives. I think that’s pretty incredible. And so, you know, sometimes it pays to be disciplined

Public Live with Dion Rabouin- 7/13/21

Dion Rabouin 22:09

is that in everyone being more efficient is that in increased savings because shipping costs are declining, what, what does that come from?

Alex Rodrigues 22:18

Yeah, it comes from making our industries more competitive. So if you think about just in time, manufacturing, as the ability to improve supply chain, and ultimately to be able to have more manufacturing and raw materials coming out of the United States, having that sort of more competitive, transportation impacts everyone.

Dion Rabouin 22:42

Gotcha. Well Alex Rodriguez, you said they were laughing at you I think, was a $5.2 billion valuation for for Embark right now. Yeah, that’s right, it sounds like yeah they’re they’re probably not laughing all that much right now. Andrew, they are I’m sorry, Alex. Alex, thank you so much for joining us, being with us here on public live.

Alex Rodrigues 23:02

Thanks for having me and a very cool platform excited to see, excited to see it grow. And that was Alex Rodriguez CEO of Embark.

Forward-Looking Statements

This message includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Embark’s and Northern Genesis 2 actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Embark’s and Northern Genesis 2’s expectations with respect to future performance. These forward-looking statements also involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted in connection with any proposed business combination; (2) the inability to complete any proposed business combination in a timely manner or at all; (3) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete any proposed business combination; (4) the risk that the business combination may not be completed by Northern Genesis 2 business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought; (5) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the stockholders of Northern Genesis 2 and Embark and the satisfaction of the minimum trust account amount following redemptions by Northern Genesis 2’s public stockholders; (6) the lack of a third party valuation in determining whether or not to pursue the proposed business combination; (7) the risk that any proposed business combination disrupts current plans and operations and/or the impact that the announcement of the proposed business combination may have on Embark’s business relationships; (8) the inability to recognize the anticipated benefits of any proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (9) costs related to the any proposed business combination; (10) changes in the applicable laws or regulations; (11) volatility in the price of Northern Genesis 2’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which Embark plans to operate, variations in performance across competitors, changes in laws and regulations affecting Embark’s business and changes in the combined capital structure; (12) the possibility that Embark or Northern Genesis 2 may be adversely affected by other economic, business, and/or competitive factors; (13) the impact of the global COVID-19 pandemic; and (14) other risks and uncertainties separately provided to you and indicated from time to time described in filings and potential filings by Embark and Northern Genesis 2 with the U.S. Securities and Exchange Commission (the “SEC”), including those discussed in Northern Genesis 2’s Annual Report Form 10-K for the fiscal year ended December 31, 2020 (“Form 10-K”) and Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 and those that are expected to be included in the registration statement on Form S-4 and proxy statement/prospectus discussed below and other documents filed by Northern Genesis 2 from time to time. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Embark and Northern Genesis 2 caution that the foregoing list of factors is not exhaustive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. Embark and Northern Genesis 2 undertake no obligation to and accepts no obligation to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Public Live with Dion Rabouin- 7/13/21

Additional Information About the Proposed Transactions and Where to Find It

The proposed transactions will be submitted to stockholders of Northern Genesis 2 for their consideration. Northern Genesis 2 intends to file a registration statement on Form S-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to Northern Genesis 2’s stockholders in connection with Northern Genesis 2’s solicitation for proxies for the vote by Northern Genesis 2’s stockholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Embark’s shareholders in connection with the completion of the proposed merger. After the Registration Statement has been filed and declared effective, Northern Genesis 2 will mail a definitive proxy statement and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. Northern Genesis 2’s stockholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with Northern Genesis 2’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about Northern Genesis 2, Embark and the proposed business combination. Stockholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by Northern Genesis 2, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Northern Genesis 2.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Northern Genesis 2, Embark and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Northern Genesis 2’s stockholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Northern Genesis 2’s stockholders in connection with the proposed transactions will be set forth in Northern Genesis 2’s proxy statement/prospectus when it is filed with the SEC. You can find more information about Northern Genesis 2’s directors and executive officers in Northern Genesis 2’s Form 10-K filed with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Stockholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.